UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of  August 2006
000-50109
(Commission File Number)
AMS HOMECARE INC.
(Registrant's Name)
1360 Cliveden Avenue - Delta, BC V3M 6K2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F
☐ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule?12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes
☑ No
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule?12g3-2(b): 82-

Vancouver, B.C. August 02, 2006 - AMS Homecare Inc. (OTCBB:AHCKF) reports that it continues to be a reporting Issuer to the Alberta Securities Commission. Our quarterly reports were filed on Sedar on July 28, 2006. Please see http://www.sedar.com .

About AMS Homecare

Founded in 1989, AMS Homecare is a purveyor of mobility equipment, durable medical products, Layered Voice Analysis (LVA) and patient monitoring technology, and is a US pharmacy/durable medical equipment retailer, ( http://www.65plusstore.com ). The company is moving forward to strengthen its foundation and to build an organization capable of serving the health, independence and security needs of the aging populations in Canada and the United States. More information is available at ( http://amshomecare.com )

Company Contact:
AMS Homecare Inc.
Daryl Hixt, Corporate Communication
604-273-5173 ext 121
ir@amshomecare.com
Exhibits
None

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2006	By:	/s/ Harj Gill
Harj Gill Chief Executive Officer